UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 ___________________
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 3)

WIMM-BILL-DANN FOODS OJSC (Name of Subject Company (Issuer))

PEPSI-COLA (BERMUDA) LIMITED (Offeror)
a subsidiary of

PEPSICO, INC. (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing One-fourth of One Ordinary Share, Par Value 20 Russian Rubles Per Share
(Title of Class of Securities) ____________________
97263M109
(Cusip Number of Class of Securities)

Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Telephone: (914) 253−2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr. Peter R. Douglas Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☐      going-private transaction subject to Rule 13e-3
☑      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

CUSIP No.	97263M109
1.	Names of Reporting Persons PepsiCo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.48% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	97263M109
1.	Names of Reporting Persons Pepsi-Cola (Bermuda) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,811,958.5 ordinary shares (including ordinary shares underlying ADSs) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 90.48% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement originally filed under cover of Schedule TO on March 10, 2011 and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Pepsi-Cola (Bermuda) Limited, a company organized under the laws of Bermuda (“Purchaser”) and a subsidiary of PepsiCo, Inc., a North Carolina corporation.  The Schedule TO relates to the offer by Purchaser to purchase all outstanding American Depositary Shares (“ADSs”) of Wimm-Bill-Dann Foods OJSC, an open joint stock company organized under the laws of the Russian Federation (“WBD”), each representing one-fourth of one ordinary share of WBD, par value 20 Russian rubles per share, upon the terms set forth in the U.S. Offer to Purchase, dated March 10, 2011, and in the related ADS Letter of Transmittal.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

“The U.S. Offer expired at 12:00 p.m. noon, New York City time, on Monday, May 16, 2011.  According to the ADS Depositary, a total of approximately 23,758,556 ADSs were validly tendered in the U.S. Offer representing approximately 13.50% of the outstanding Shares.  Purchaser has accepted for payment all ADSs that were validly tendered in the U.S. Offer.

The Russian Offer will expire at 6:00 p.m., Moscow time, on Thursday, May 19, 2011.  As described in the U.S. Offer documents, the shares underlying the ADSs validly tendered in the U.S. Offer will be tendered in the Russian Offer.  The U.S. Offer price will be converted to U.S. dollars at the spot market conversion rates available to the ADS depositary during the conversion period and paid to tendering ADS holders using the weighted average of the conversion rates, less certain fees under the ADS depositary agreement and applicable taxes and other governmental charges, if any.  PepsiCo expects the conversion from Russian rubles to U.S. dollars and the subsequent payment of U.S. dollars to validly tendering ADS holders to occur no later than May 31, 2011.

On May 17, 2011, PepsiCo issued a press release announcing the completion and results of the U.S. Offer.  The full text of the press release is attached as an exhibit hereto and is incorporated herein by reference.”

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(8)	Press release dated May 17, 2011 issued by PepsiCo, Inc.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

PEPSI-COLA (BERMUDA) LIMITED

By:	/s/ Mary-Lynn Robinson
	Name:	Mary-Lynn Robinson
	Title:	President

PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(8)	Press release dated May 17, 2011 issued by PepsiCo, Inc.